FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Invictus MD Strategies Corp. (the "Issuer")
Suite 3123, 595 Burrard Street
Vancouver, BC, Canada V7X 1J1

ITEM 2.	DATE OF MATERIAL CHANGE

May 24, 2017

ITEM 3.	NEWS RELEASE

News release dated May 24, 2017 was disseminated through the facilities of The Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced that it closed its previously announced bought deal private placement (the "Offering") with Canaccord Genuity Corp., Eventus Capital Corp., Echelon Wealth Partners Inc., GMP Securities L.P. and PI Financial Corp. (collectively, the "Underwriters") for aggregate gross proceeds of $25,008,750. A total of 18,525,000 units (the "Units") were issued at a price of $1.35 per Unit.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer announced that it has closed its previously announced Offering with the Underwriters, including the over-allotment option, for aggregate gross proceeds of $25,008,750. A total of 18,525,000 Units were issued at a price of $1.35 per Unit.

Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share (a "Warrant Share") until November 24, 2018 at an exercise price of $1.75 per Warrant Share.

Net proceeds from the Offering will be used for expansion plans for the Issuer's assets and for general working capital purposes. As compensation, the Underwriters received a cash payment consisting of a commission of 5% of the gross proceeds and a corporate finance fee of 5% of the gross proceeds.

All securities issued or issuable under the Offering are subject to a four-month hold period expiring on September 25, 2017.

George Kveton, a director of the Issuer, participated in the Offering by purchasing 20,000 Units. Accordingly, the Offering is to that extent a related party transaction under Multilateral Instrument 61-106 Protection of Minority Secuirty Holders in Special Transactions ("MI 61-101").

The directors of the Issuer, excluding Mr. Kveton, determined that the Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that at the time the Offering was agreed to, neither the fair market value of the securities to be distributed in the Offering nor the consideration to be received for those securities, insofar as the Offering involves Mr. Kveton, exceeded 25% of the Issuer's market capitalization.

Prior to the completion of the Offering, Mr. Kveton had ownership and control, directly and indirectly, of 59,133 common shares, 25,800 warrants and 40,000 stock options of the Issuer, representing approximately 0.10% of the Issuer’s then issued and outstanding common shares.

On completion of the Offering, Mr. Kveton had ownership and control, directly and indirectly, of 79,133 common shares, 35,800 warrants and 40,000 stock options of the Issuer, representing approximately 0.10% of the Issuer’s issued and outstanding common shares on a non-diluted basis or approximately 0.18% of the Issuer’s issued and outstanding common shares on a partially-diluted basis assuming the exercise of all of Mr. Kveton’s warrants and stock options.

In connection with the Offering, Mr. Kveton entered into a subscription agreement with the Issuer containing customary provisions and on the same terms as the arm's length subscribers to the Offering.

The Issuer did not file a material change report more than 21 days before the expected closing of the Offering as the details of the Offering and the participation therein by related parties of the Issuer were not settled until shortly prior to closing and the Issuer wished to close the Offering on an expedited basis for sound business reasons.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact: Dan Kriznic, Executive Chairman and Director Telephone: 604-368-6437

ITEM 9.	DATE OF REPORT

May 30, 2017